Exhibit 2
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 13 November 2007 it acquired 350,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 601.7585p per share.